SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                 Report on Form 6-K for the month of June, 2001


                                   Novartis AG
                              (Name of Registrant)


                                 Lichtstrasse 35
                                   4056 Basel
                                   Switzerland
                                   -----------
                    (Address of Principal Executive Offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of
                             Form 20-F or Form 40-F.


                             Form 20-F  X  Form 40-F_
                                       ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes      No X
                                    ---     ---

Enclosure:  Press releases for June 2001:

(1) Updated clinical data for Glivec(R) show higher response rates and longer responses in CML patients, dated June 28, 2001

(2) Novartis announces completion of enrollment in its VALIANT trial, designed to determine the effect of Diovan(R) on long-term survival after heart attack, dated June 27, 2001

(3)  Award for exceptional contributions to diabetes research, dated June 26,
     2001

(4)  Novartis' leukemia drug Glivec(R) approved in Switzerland, dated June 26,
     2001

(5) Novartis to conduct the first, large-scale head-to-head trial comparing the Alzheimer's treatment Exelon(R) with donepezil, dated June 19, 2001


                                                              Page 1 of 28 Pages

(6) FDA requests additional data on irritable bowel syndrome (IBS) drug Zelnorm(TM) (tegaserod maleate), dated June 18, 2001

(7) Novartis files Elidel(R) (pimecrolimus, SDZ ASM 981), its novel treatment for atopic eczema, in the European Union, dated June 15, 2001

(8) FDA grants priority review to Diovan(R) for heart failure indication, dated June 13, 2001

(9) New data shows Novartis' Famvir(R) (famciclovir) reduces risk of serious eye complications associated with ophthalmic zoster, dated June 8, 2001

(10) New Data on Novartis agent Zometa For Treatment of Life-Threatening Cancer Complications Presented at Major Medical Meeting, dated June 5, 2001

(11) Long-term redevelopment of Novartis' St. Johann site, dated June 1, 2001


                                                              Page 2 of 28 Pages

[NOVARTIS GRAPHIC OMITTED]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com


            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

Updated clinical data for Glivec(R) show higher response rates and longer responses in CML patients

Response rate increases seen in all phases of CML studied, even most difficult to treat - accelerated phase and blast crisis

Basel, 28 June 2001 - Novartis announced today that the maturing Phase II data from its Glivec(R) (imatinib mesylate)* pivotal registration trials demonstrate continued increases in response rates for patients in all three phases studied of chronic myeloid leukemia (CML). CML is a malignant cancer of the bone marrow that causes rampant growth of blood-forming cells. After about five years of the most common "chronic" phase, the disease eventually progresses to "accelerated" phase and then the end-stage or "blast crisis" phase --which usually results in the death of patients in two to six months.

Glivec has been approved in several countries, including the US and Switzerland, for the treatment of patients with chronic myeloid leukemia in blast crisis, accelerated phase, or in chronic phase after failure of interferon-alpha therapy. The effectiveness of Glivec is based on overall hematologic and cytogenetic response rates.

Clinical data
Chronic phase CML - the most common form of the disease
The data on chronic phase CML, after failure of interferon-alpha therapy, demonstrate that patients achieved a 91% (95% Confidence Interval - CI) hematologic response rate. Even more critical, the proportion of patients in chronic phase CML achieving a cytogenetic response (a more stringent measure of efficacy) has increased from 49% to 55% (95% CI). Of these chronic CML patients, the estimated proportion of surviving patients after one year of treatment is now 98%.

Accelerated phase and blast crisis
In the more advanced phases of the disease (accelerated phase and blast crisis), in which prognosis historically has been very poor and patients no longer responded to other treatments, Glivec also achieved increases in hematologic response rates as well. In accelerated phase CML the data demonstrated a 69% (95% CI) hematologic response lasting four or more weeks - an increase from the 63% (95% CI) hematologic response reported in February, 2001. Of these patients, after one year of treatment, approximately 70% remain


                                                        Page 3 of 28 Total Pages
free of progression to the blast crisis phase - the form of the disease that is most difficult to treat.

In blast crisis, the updated data indicate that 52% (95% CI) of patients had some hematologic response with 29% (95% CI) having a sustained response for at least four weeks - an increase from the 26% (95%) response reported in February, 2001. Even more remarkably, 65% of the patients who had achieved a hematologic response in the blast crisis phase have maintained their response for six months or more with an estimated median duration of response of 8.3 months. For the whole blast crisis study population (i.e., regardless of whether or not the patients achieved a response), the median survival rate is now seven months, which compares favorably with the three to six months commonly reported with conventional chemotherapy.

"These additional results suggest that Glivec continues to be effective in the early, chronic phase of the disease in which patients no longer respond to conventional therapies like interferon," said David Parkinson, Global Head of Clinical Research at Novartis Oncology. "The biological insight provided by the Science publication, which refers only to patients in the later stages of the disease, will help direct strategies related to the use of the drug in these patients."

Glivec presents new insights into CML
Glivec was designed to target the genetic abnormality that characterizes CML. As a result, study of Glivec can offer researchers and investigators further insight into the evolution of CML and potentially present new opportunities for enhanced treatments in more advanced disease.

Since the first clinical studies with Glivec, research has shown that some patients at advanced stages respond to the drug initially, only to experience a reappearance of leukemic cells despite continued therapy. The article in the recent on-line issue of Science, which included data presented at the 2000 American Society of Hematology (ASH) meeting, gives important insights into the mechanism behind this phenomenon, and in fact, confirms that the Bcr-Abl protein and the gene from which it is transcribed continues to be the target even in advanced phases of the disease. This supports further study of Glivec - both in combination with other drugs and as a single agent in higher doses - for those patients in the most difficult to treat phases of CML.

New clinical trials underway
In conjunction with clinical investigators, Novartis has started more than 50 additional trials evaluating Glivec in combination with other drugs and in increased doses for patients in advanced phases of CML, Glivec in combination with bone marrow transplant, and Glivec in other leukemias and solid tumors.

Solid tumor program
Unlike in CML where one defect (Bcr-Abl) has been identified as responsible for cancer cell growth, in solid tumors there are usually multiple defects. As Glivec inhibits select proteins, Glivec is unlikely to work effectively as a single agent. However, the results from these first single agent trials will provide crucial data to help design combination trials in the most promising areas.

In one kind of solid tumor -- gastrointestinal stromal tumors (GIST) - Glivec has had some preliminary promising results as a single agent. These tumors are unusual in that nearly all of


                                                        Page 4 of 28 Total Pages
them appear to be driven by the activity of a single protein (CD 117). The preliminary data evaluating Glivec in the treatment of GIST were presented at the May 2001 meeting of the American Society of Clinical Oncology (ASCO) meeting and Novartis is preparing to file new drug applications for this indication globally by end of year.

The foregoing release contains forward-looking statements that can be identified by terminology such as "can offer", "present new opportunities", "new uses", "preparing to file," "continued increases in response rates," "promising results," or similar expressions. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results with Glivec to be materially different from any future results, performance or achievements expressed or implied by such statements. In particular, management's ability to ensure satisfaction of the FDA's further requirements is not guaranteed and management's expectations regarding commercialisation of Glivec could be affected by, among other things, additional analysis of data; new data; unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the company's ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; and other risks and factors referred to in the Company's current Form 20-F on file with the Securities and Exchange Commission of the United States. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69 000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com


                                      # # #


                                                        Page 5 of 28 Total Pages

[NOVARTIS GRAPHIC OMITTED]


                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com


            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

Novartis announces completion of enrollment in its VALIANT trial, designed to determine the effect of Diovan(R) on long-term survival after heart attack

Over 14,500 post myocardial infarction (MI) patients in 24 countries enrolled in trial

Basel, 27 June, 2001 - Novartis today announced the completion of enrolment of the VALsartan In Acute Myocardial INfarction Trial (VALIANT). VALIANT is the first ever multinational study designed to determine the effects of its angiotensin receptor blocker (ARB) Diovan(R) (valsartan) in high-risk patients who have survived a myocardial infarction (MI) or heart attack. 1 The study, which will compare Diovan alone, and in combination with, an angiotensin-converting enzyme (ACE) inhibitor (captopril), is due to report in 2004, and is one in a series of major clinical trials examining the protective benefits of the highly selective ARB Diovan beyond blood pressure lowering.

"Even with current therapy, heart attack survivors remain at high risk for recurrent heart attacks, disability - and death. If successful in demonstrating improvements over current therapy, VALIANT can potentially show prolonged survival in thousands of post-MI patients," said Marc Pfeffer, MD, PhD, lead investigator of VALIANT and Professor of Medicine at Harvard University Medical School and cardiologist at Brigham & Women's Hospital. "We are proud to be working with the world's leading cardiovascular centres on this critical study."

VALIANT, a prospective, multinational, double-blind, randomised, active-controlled mortality and morbidity trial, aims to demonstrate a significant reduction in risk of death with Diovan alone, or a combination of Diovan plus captopril compared with the ACE inhibitor captopril alone. The study population is comprised of patients who have recently experienced an acute MI (within 12 hours to 10 days of onset of symptoms) complicated by either clinical or radiological signs of heart failure and/or evidence of left ventricular systolic dysfunction (LVD). The primary endpoint is all-cause mortality (time to death) and secondary endpoints include: cardiovascular death; hospitalisation for heart failure; cardiovascular morbidity; coronary re-vascularisation procedures; cardiovascular procedures; and all cause mortality or hospitalisation.(1)


                                                        Page 6 of 28 Total Pages

Previous studies have established the benefits of ACE inhibitors in the treatment of post-MI patients, through their effects on the renin-angiotensin system (RAS).(2,3) The ARB Diovan provides a more complete blockade of the RAS than ACE inhibitors, through blockade of angiotensin II at the AT1 receptor and therefore, may provide even greater reductions in mortality and morbidity in post-MI patients. It is also postulated that the combination of Diovan with an ACE inhibitor may provide additional benefits by acting at two points to inhibit the RAS.

MI, commonly known as heart attack, is a global health problem, affecting nearly
7.5 million Americans. It is of equal prevalence in most developed countries such as the UK where 2.4 per cent of women and 2.3 per cent of men (almost 1.5 million people in total) suffer a heart attack in any one year. Survivors of acute MI complicated by heart failure and/or resulting in LVD are at much greater risk of subsequent death and disability.

Diovan is a highly selective, well-established, and effective first-line treatment for hypertension and is the only ARB to demonstrate benefits in heart failure patients in a large-scale clinical trial.(4) Approximately three million patients worldwide take Diovan for their high blood pressure. Approved in more than 80 countries, Diovan is the fastest growing branded prescription antihypertensive in several markets including the US. Diovan grew 55 per cent and achieved sales of 1.2 billion swiss francs in 2000.

Novartis is conducting the largest ongoing clinical trial programme for any ARB, involving more than 35,000 patients. The Val-HeFT trial, which reported in November 2000, has established the protective benefits of Diovan in the management of heart failure4 and the results of VALIANT will provide further information on the role of Diovan in these high-risk patients.

In addition, other major international trials are investigating the Diovan promise of prolonging and improving patients' lives across a variety of cardiovascular disease states. The VALUE study will assess the effect of Diovan in reducing cardiac mortality and morbidity versus the calcium channel blocker, amlodipine, in high-risk hypertensive patients (patients with cardiovascular risk factors and/or target organ damage).

Diovan is also the primary agent in the ABCD-2V clinical trial, designed to compare the effects of moderate versus intensive blood pressure control on the prevention and progression of diabetes complications in both normotensive and hypertensive adult (type II) diabetes patients.

This press release contains forward looking statements which can be identified by the use of forward looking terminology such as "aims to", "benefits", "demonstrating improvements", "potentially prolong", "powered to detect", "may provide", "demonstrated benefits", "growing", "promise" or similar expressions. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There are no guarantees that the aforementioned clinical trials will result in the commercialisation of any product in any market. Any such commercialisation can be affected by, amongst other things, uncertainties relating to product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general. Any of these and other factors can cause the actual results to differ materially from the expected or predicted results.


                                                        Page 7 of 28 Total Pages

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69 000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #

References

1 Pfeffer MA, et al. Valsartan in Acute Myocardial Infarction Trial (VALIANT): Rationale and design. Am Heart J 2000;140:727-34

2 ACE Inhibitor Myocardial Infarction Collaborative Group. Indications for ACE-inhibitors in the early treatment of acute myocardial infarction: systematic overview of individual data from 100,000 patients in randomized trials. Circulation 1998;97:2202-12

3 Flather MD, et al. Systematic overview of individual patient data from the large randomized trials of long-term ACE-inhibitor therapy in patients with heart failure or left ventricular dysfunction. Lancet 2000;355:1575-81

4 Cohn J. Valsartan Heart Failure Trial. Presented at the 73rd Scientific Sessions of the American Heart Association, 15 November 2000


                                                        Page 8 of 28 Total Pages

[NOVARTIS GRAPHIC OMITTED]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com


            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

Award for exceptional contributions to diabetes research

Novartis Award in Diabetes presented at American Diabetes Association annual meeting

Basel, 26 June 2001 - An independent panel of European and American diabetes experts has presented four distinguished clinical investigators with the Novartis Award in Diabetes. The award acknowledges exceptional contributions to diabetes research and is presented in two categories: Young Investigator and Long-Standing Achievement.

"The contributions of these award recipients have been vitally important to increasing our knowledge of diabetes and its complications," said Andrew Kay, Global Head of Marketing for Novartis Pharma AG. "The research that these investigators have conducted will have profound implications for individuals affected by diabetes."

The Young Investigator award recognizes outstanding patient-oriented research in the fields of physiology, pathophysiology or epidemiology of diabetes and its complications. Candidates must be aged 45 years or younger. This year's recipients are:

o Steven Kahn, M.B., Associate Professor of Medicine and Associate Director of the Diabetes Endocrinology Research Center, University of Washington, U.S.A. - Professor Kahn is a leading player in understanding the complex relationships between insulin resistance and beta-cell function in the development of impaired glucose tolerance and type 2 diabetes. This has led to more rational approaches to the prevention and treatment of type 2 diabetes.

o Stephen O'Rahilly, M.D., Professor of Metabolic Medicine, University of Cambridge, U.K. - Professor O'Rahilly has combined genetic studies with characterisation of metabolic abnormalities in patients. His work has led to a better understanding of metabolic syndromes and opened up new possibilities for better treatment of poorly understood disorders.

The Long-Standing Achievement award recognizes exceptional accomplishment in clinical research, education or clinical practice. This year's recipients are:


                                                        Page 9 of 28 Total Pages

o Peter Bennett, M.B., Chief of the Biometry and Data Management Section, National Institute of Diabetes, Digestive and Kidney Disorders, Phoenix, U.S.A., and Director of the World Health Organisation Collaborating Centre for Design, Methodology and Analysis of Epidemiological and Clinical Research in Non-Insulin Dependent Diabetes - Dr Bennett has been a leader in the design and execution of epidemiological studies of type 2 diabetes throughout the world. He has also played a major part in intervention studies evaluating strategies to prevent or treat type 2 diabetes, such a the Diabetes Prevention Program and the LookAHEAD Program.

o Geremia Bolli, M.D., Professor of Internal Medicine, University of Perugia, Italy - Professor Bolli has been a pioneer in the design and evaluation of new treatment strategies for both type 1 and type 2 diabetes. His research has led to a better understanding of the dynamics of insulin secretion and insulin action in patients with diabetes. He has developed improved treatment regimens that simulate normal physiology, resulting in improved glycaemic control and a reduction in long-term complications.

All the recipients were presented with their award at a dinner held on Monday June 25, 2001, during the 61st annual meeting of the American Diabetes Association (ADA) in Philadelphia. Every recipient will receive a gift of US $25,000.

For more information on the Novartis Award in Diabetes, please visit http://www.diabetesaward.novartis.com.

Novartis Commitment to Diabetes
This international award is one of many activities that Novartis is supporting to help increase awareness of and urgency for innovation in diabetes research, education and clinical practice. Novartis is constantly exploring new approaches for the treatment of type 2 diabetes and has recently gained FDA and EMEA approval for a novel insulin secretion agent Starlix(R) (nateglinide). Starlix is a derivative of the amino acid D-phenylalanine and uniquely restores the physiological insulin secretion pattern lost in people with type 2 diabetes, thereby preventing the mealtime glucose spikes that increase the risk of long-term complications.

"Every year we are inspired by the number and quality of nominations received and are proud to be a part of a community that values and recognizes its outstanding researchers" said Mr Kay.

About Novartis
Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69 000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com.

For further information on type 2 diabetes go to http://www.diabetesandhealth.com.

                                      # # #


                                                       Page 10 of 28 Total Pages

[NOVARTIS GRAPHIC OMITTED]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

Novartis' leukemia drug Glivec(R) approved in Switzerland

Orally administered agent discovered and developed by Novartis receives marketing approval for chronic myeloid leukemia from Swiss authorities

Basel, 26 June 2001 - Novartis announced today that its Glivec(R)(1) (imatinib) drug has been granted marketing authorization by the Intercantonal Office for the Control of Medicines (IKS). Glivec, which is administered orally, is used to treat patients suffering from chronic myeloid leukemia (CML) in the blast-crisis and accelerated phases and in the chronic phase after interferon-alpha therapy has failed. Glivec will be available for prescription as early as Wednesday, 27 June 2001 and will be included on the list of reimbursable pharmaceutical specialties as of 15 July 2001.

Thomas Ebeling, CEO of Novartis Pharma AG, commented: "Glivec substantially improves the quality of life for many patients suffering from CML, and we are pleased that it will now be available for patients in Switzerland, as well as in the US. In addition, the Swiss registration provides a basis for future approval in some 80 other countries."

About CML
Glivec (previously also known as 'STI571') is used in the treatment of chronic myeloid leukemia (CML). In this disease, white blood cells proliferate in an uncontrolled manner and accumulate in large numbers first in the bone marrow and then in the bloodstream. The disease occurs in three phases and, without treatment, it is generally fatal. Conventional drugs used to treat the disease lack specificity and their efficacy is limited. In addition, they are associated with adverse effects which can be very severe.

CML is one of the four most common types of leukemia. Worldwide, the disease occurs in one to two cases per 100,000 people per year and accounts for 15-20% of all adult leukemias. In Switzerland, up to 100 new cases of CML are diagnosed each year, and the total number of patients affected is estimated to be around 500.

-------------------
1 In the US: Gleevec(TM) (imatinib mesylate); outside the US: Glivec(R)
  (imatinib)


                                                       Page 11 of 28 Total Pages

Clinical results
In published Phase II clinical trials with Glivec, 88% of patients with chronic phase CML, in whom interferon had failed, achieved hematologic response; 49% acheived cytogenetic response. For patients in the accelerated phase the hematologic response rate was 63% and the cytogenetic response rate 21%. In blast crisis patients, the hematologic response rate was 26% and the cytogenetic response rate approximately 14%. The duration of response in the accelerated phase usually lasted longer than 6 months but cannot yet be estimated; in blast crisis, the response duration was approximately 6 months.

A recent article in Science demonstrates biological mechanisms that could explain the relapses (re-appearance of leukemia cells) among patients in the blast crisis stage. This understanding will direct and accelerate the development of rational strategies to address relapse and may further increase the effectiveness of Glivec in advanced stages of disease. Glivec is being tested at higher doses and in combination with other anticancer drugs.

About Glivec
Glivec is the first anticancer agent to have been developed against a specific molecular target. The drug is tailored to target the protein resulting from the genetic defect found in CML patients: it blocks intracellular signals that are implicated in tumor development, thereby arresting the uncontrolled and fatal proliferation of white blood cells. Administered orally, Glivec produces considerably fewer adverse effects than existing standard interferon treatments.

Additional research
Novartis has been working since last November with cancer institutes around the world that have included Glivec in clinical programs. Studies designed to determine whether Glivec is also effective in other cancer settings and to test its potential use in combination therapy.are under way. Initial results in gastrointestinal stromal tumors (GIST) have been positive. In GIST, a different gene product is rapidly and specifically inhibited in a selective way similar to that seen in CML.

The foregoing release contains forward-looking statements that involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. A number of the risks associated with such statements are summarized in the American version of this release and in the Company's current Form 20-F on file with the Securities and Exchange Commission of the United States. The reader is recommended to read these summaries carefully.

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69 000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com

                                      # # #


                                                       Page 12 of 28 Total Pages

[NOVARTIS GRAPHIC OMITTED]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com


            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

Novartis to conduct the first, large-scale head-to-head trial comparing the Alzheimer's treatment Exelon(R) with donepezil

Trial will investigate Exelon's unique potential to inhibit butyrycholinesterase (BuChE), which could prove benefits over other treatments

Basel, 19 June 2001 - Novartis announced today at the 17th World Congress on Neurology in London that it is to conduct the first, large-scale double-blind trial comparing the efficacy of Exelon(R) (rivastigmine) and donepezil, the two most widely prescribed cholinesterase (ChE) inhibitors used in the treatment of Alzheimer's dementia. The study will be known as the EXCEED (Exelon comparison of efficacy versus donepezil) trial.

Data were also presented by Professor Agneta Nordberg, Professor of Clinical Neuroscience, Huddinge University Hospital, Stockholm, from a study of CSF samples taken from eleven Alzheimer's patients treated with Exelon at 3 - 12 mg daily for twelve months. Exelon differs from other treatments commonly prescribed in Alzheimer's disease by inhibiting both acetylcholine (AChE) and butyrycholinesterase (BuChE), two enzymes associated with impaired cholinergic neurotransmission in Alzheimer's disease. The study indicates that significant and sustained inhibition of both AChE and BuChE may result in distinctive benefits for patients. Thus, dual inhibition by Exelon is likely to provide additional clinical advantages over drugs such as donepezil that only inhibit AChE.

"Exelon has captured significant market share in the US in only one year," said Joerg Reinhardt, Global Head of Development at Novartis Pharma. "We believe that this study will further prove its benefits over other treatments. We're very excited that Exelon's dual inhibition could translate into benefits for clinicians and patients. We look forward to a positive impact when we announce preliminary results in 2003."

The two-year, multicenter EXCEED study is designed to include 1000 patients worldwide and will evaluate three key symptom domains of Alzheimer's disease: activities of daily living and behavioral and cognitive functions, such as long- and short-term memory loss. Additionally, the study will also compare the safety and tolerability profiles of the two drugs and further evaluate the potential to reduce the need for concomitant psychotropic medication.


                                                       Page 13 of 28 Total Pages

Forward-looking statement disclaimer
The foregoing press release contains forward-looking statements that can be identified by terminology such as "will", "will be", "believe", "could","look forward" or similar expressions. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from any future results, performance, or achievements expressed or implied by such statements. In particular, management's expectations regarding future research development results could be affected, by among other things, uncertainties relating to clinical trials and product development; unexpected regulatory delays or restrictions or government regulation generally; the company's ability to obtain or maintain patent and other proprietary intellectual property protection; and competition in general.

About Novartis
Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69 000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #


                                                       Page 14 of 28 Total Pages

[NOVARTIS GRAPHIC OMITTED]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com


            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

FDA requests additional data on irritable bowel syndrome (IBS) drug Zelnorm(TM) (tegaserod maleate)

Basel, 18 June 2001 -- Novartis (NYSE: NVS) today announced that the US Food and Drug Administration (FDA) has issued a "not approvable" letter and has requested additional data regarding abdominal surgery (in particular gall-bladder surgery) in patients treated with Zelnorm(TM) (tegaserod maleate)(1) before marketing approval of the drug may be granted. Zelnorm is a new therapy developed for the treatment of abdominal pain, discomfort, and constipation in female patients with IBS, for which there is currently no effective therapy on the market. Novartis has partnered with Bristol-Myers Squibb Company (NYSE: BMY) in the development of Zelnorm. Novartis and Bristol-Myers Squibb are disappointed with the agency's decision; however, the companies are considering all options to help bring this important new therapy to market.

"We have received many patient letters requesting help, and consequently we are committed to making Zelnorm available for women who suffer from the debilitating symptoms of IBS," said Thomas Ebeling, CEO, Novartis Pharma AG. "We are disappointed by the FDA's decision, but remain confident in Zelnorm's ability to bring relief to many of the millions of patients suffering from the often life-altering symptoms of IBS." He added that "Novartis maintains its outlook for double digit pharmaceuticals sales growth which is expected to be in line with or above the market in 2001 and 2002".

There is currently no effective therapy for IBS. It is a chronic, fluctuating disorder that can have a significant impact on daily functioning and overall well-being. IBS is the second most common cause of work absenteeism after the common cold and affects up to one in five Americans, at an estimated direct and indirect cost to the healthcare system of more than USD 33 billion each year.

The foregoing release contains forward-looking statements that can be identified by terminology such as "may be granted", "considering all options," "committed to making available" "remain confident", "maintain its outlook", "is expected" or similar expressions.


-------------------

1  In the US: Zelnorm(TM); outside the US: Zelmac(R) and Xavena(R)


                                                       Page 15 of 28 Total Pages

Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. In particular, management's ability to ensure satisfaction of the FDA's further requirement is not guaranteed and management's expectations regarding commercialisation of Zelnorm could be affected by, among other things, additional analysis of data; new data; unexpected regulatory actions or delays or government regulation generally; the company's ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; and other risks and factors referred to in the Company's current Form 20-F on file with the Securities and Exchange Commission of the United States. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.

Bristol-Myers Squibb Company is an USD18 billion diversified global health and personal care company whose mission is to extend and enhance human life. Visit Bristol-Myers Squibb on the world wide web at http://www.bms.com.

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69 000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com

                                      # # #


                                                       Page 16 of 28 Total Pages

[NOVARTIS GRAPHIC OMITTED]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com


            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

Novartis files Elidel(R) (pimecrolimus, SDZ ASM 981), its novel treatment for atopic eczema, in the European Union

New Cream Offers Hope for Adults and Children as Young as Three Months

Basel, 15 June, 2001 - Novartis announced today that it has filed for marketing approval for Elidel(R) cream (pimecrolimus, SDZ ASM 981) for atopic eczema (also known as atopic dermatitis) in the European Union. The cream can be used with adults and children as young as three months old.

Elidel is the first and only treatment proven to prevent severe flares of atopic eczema and to eliminate or reduce the need for treatment with topical corticosteroids. Developed by Novartis researchers specifically for the treatment of inflammatory skin diseases, Elidel will be one of the first new non-steroid treatments available for atopic eczema in 40 years and used for the short-term treatment and long-term management of atopic eczema.

A skin-selective inflammatory cytokine inhibitor, Elidel targets those cells causing the inflammation, redness and itching of atopic eczema. A new drug application for Elidel is currently under review by the United States Food and Drug Administration (FDA).

"We are excited about the potential of Elidel which we believe offers a much sought-after alternative to treatment with topical corticosteroids," said Thomas Ebeling, CEO of Novartis Pharma. "Many parents and patients are reluctant to use corticosteroids because they fear side effects. Elidel promises to be a safer and effective treatment, relieving itching within a week in many patients. It is proven to reduce the number of severe flares of atopic eczema and offers a new approach to the long-term management of the disease."

Atopic eczema is a chronic inflammatory skin disease that usually starts in infancy. The prevalence has increased by at least 30 per cent in the last 30 years, and has been referred to as a `major global public health problem' by the International Study on Asthma and Allergies in Childhood (ISAAC).


                                                       Page 17 of 28 Total Pages

The Elidel Phase III clinical trial programme involving more than 2,000 patients worldwide aged three months to adulthood was recently completed by Novartis. The majority of the patients were children.

"Until now, the standard treatment for atopic eczema has been skin care with emollients followed by the intermittent use of corticosteroids, but these can have undesirable side effects including skin thinning," said Dr Roger Allen, consultant dermatologist from Queen's Medical Centre, Nottingham, UK. "Elidel will be welcomed as it will provide physicians and patients with an effective treatment option for patients including babies as young as three months, without the side effects of corticosteroids."

This press release contains forward looking statements which can be identified by the use of forward looking terminology such as "developed", `will be used,' `potential," "promises," "offers," "will be welcomed," "will provide", or similar expressions. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There are no guarantees that the aforementioned clinical trials will result in the commercialisation of Elidel in any market. Any such commercialisation can be affected by, amongst other things, uncertainties relating to product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general. Any of these and other factors can cause the actual results to differ materially from the expected or predicted results.

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69 000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com

                                      # # #


                                                       Page 18 of 28 Total Pages

[NOVARTIS GRAPHIC OMITTED]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com


            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

FDA grants priority review to Diovan(R)for heart failure indication

Basel, 13 June 2001 - Novartis today announced that the US Food and Drug Administration (FDA) has granted priority review status to the supplemental new drug application (sNDA) for Diovan(R) (valsartan) for the treatment of heart failure. Diovan is currently indicated for treating high blood pressure and is the first angiotensin II receptor blocker (ARB) to seek an indication beyond hypertension in the US.

Priority review status is granted by the FDA to products that are considered to be a potential therapeutic advance over existing therapies. Actions taken on drugs given a priority review generally are made within six months. The new drug application for Diovan was submitted to the FDA on 27 April this year.

The Diovan application is based on the positive findings of the Valsartan Heart Failure Trial (Val-HeFT), a landmark study of 5 010 heart failure patients at 302 centers in 16 countries. Val-HeFT showed Diovan significantly reduced morbidity by 13.2% (p=0.009) and hospitalization by 27.5% (p=0.00001) vs. placebo in heart failure patients taking usual prescribed therapy, including ACE inhibitors, beta blockers, diuretics and digoxin. The benefits observed with Diovan were incremental to the established benefits of usual prescribed therapy.

Heart failure, a life-threatening disease, is the fastest growing cardiovascular disease in the world. Nearly five million Americans have heart failure and 1 500 new cases are diagnosed every day. Heart failure is also the leading cause of hospitalisation in people age 65 and over. In the US, 2 600 people are hospitalised every day because of this condition - a major reason why costs for treating heart failure are expected to exceed USD 50 billion this year.

About three million patients worldwide take Diovan for high blood pressure. Novartis is conducting a clinical trial program, among the largest in the world, with an ARB. Besides Val-HeFT, other trials examining the effect of Diovan beyond its existing indication for hypertension include VALUE (high-risk patients with hypertension) and VALIANT (post-myocardial infarction patients). Diovan is also the primary agent in a clinical trial involving adult type 2 diabetes patients with either normal or high blood pressure (ABCD-2V).


                                                       Page 19 of 28 Total Pages

This release contains "forward looking statements" relating to the Company's business, which can be identified by the use of forward looking terminology such as "application", "priority review", "potential", "seek", "positive finding", or similar expressions. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There are no guarantees that the aforementioned sNDA for Diovan, clinical trials and priority review will result in the commercialisation of any product in any market. Any such commercialisation can be affected by, amongst other things, uncertainties relating to product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general. Any of these and other factors can cause the actual results to differ materially from the expected or predicted results.

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69 000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com

                                      # # #


                                                       Page 20 of 28 Total Pages

[NOVARTIS GRAPHIC OMITTED]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com


            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

New data shows Novartis' Famvir(R) (famciclovir) reduces risk of serious eye complications associated with ophthalmic zoster

Basel, 8 June 2001 - In the largest clinical trial ever conducted involving the treatment of ophthalmic herpes zoster (shingles), Novartis' anti-viral treatment Famvir(R) (famciclovir) reduced the risk of zoster-related eye complications, including those likely to lead to permanent blindness, according to a study published in the latest issue of the British Journal of Ophthalmology1. Shingles
- a common problem that increases in severity with age or lowered immunity - affects approximately 2 to 3 people aged 20 to 50 and 5 people aged 50 to 59 per 1 000 worldwide; it is estimated that over 10% of these cases are ophthalmic zoster.

In the randomised, double masked, acyclovir controlled clinical trial, 454 patients from 87 centers worldwide were treated for seven days with either Famvir at 500 mg three times daily or acyclovir at 800 mg five times daily. All patients were enrolled in the study within 72 hours of developing lesions.

"When ophthalmic zoster is left untreated, 75% of patients are likely to experience complications which can lead to blindness," said Stephen Tyring, MD, University of Texas Medical Branch, US. "With Famvir's higher level of bioavailability, it is administered in lower and less frequent daily doses than the current standard treatment acyclovir. This increases convenience and compliance for patients, which leads to improved disease management. Famvir's efficacy in these patients has added significance as it is the only antiviral proven to shorten the duration of postherpetic neuralgia, a symptom that causes great distress in many herpes zoster patients."

The study showed that Famvir administered three times daily was effective in reducing eye complications associated with ophthalmic zoster. For example, only 13% of patients treated with Famvir three times daily developed keratitis, a serious condition involving inflammation of the cornea. In addition, only 25% of Famvir-treated patients experienced uveitis, which is characterised by inflammation of the iris and surrounding blood vessels. Left untreated, approximately 60% of patients will develop these conditions. Results for patients treated with acyclovir five times daily were comparable.


                                                       Page 21 of 28 Total Pages

Effects of ophthalmic zoster and post herpetic neuralgia (PHN)
Herpes zoster, commonly known as shingles, is a viral disease characterised by an outbreak of painful and sometimes itchy blisters that may last up to several weeks and cause permanent scarring. This disease is caused by the reactivation of the chicken pox virus (varicella zoster) that occurred during childhood. Although zoster can occur in anyone previously infected with varicella zoster virus, there appear to be two general risk factors for the disease: ageing and weakened immunity. If the virus reactivates in the nerves that go directly to the eye, it can cause serious eye problems, including inflammation, corneal ulcers/scarring impaired vision, and sometimes even blindness. PHN is the name given to the acute pain that zoster patients experience for an indefinite duration after the zoster rash has healed. The pain of PHN is the result of injury to the peripheral nerves, and may be more prevalent in ophthalmic zoster patients. PHN can present itself as a sharp, piercing, throbbing or stabbing pain and can extend beyond the area of the original zoster eruption. The pain causes unusual sensitivity to even the lightest touch or the smallest breeze.

This release contains certain "forward-looking statements" relating to the Company's business, which can be identified by the use of forward-looking terminology such as "lead to", "increase", "can", "improve", "will develop", or similar expressions, or by discussions of strategy, plans or intentions. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance, or achievements expressed or implied by such statements. There are no guarantees that the aforementioned clinical trials will result in the commercialisation of any product in any market. Any such commercialisation can be affected by, amongst other things, uncertainties relating to product development, regulatory actions or delays or government regulation gnarly, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general. Any of these and other factors can cause actual results to differ materially from the expected or predicted results.

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of approximately CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69 000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #

References

1. Tyring S. Famciclovir for ophthalmic zoster: a randomised aciclovir controlled study. British Journal of Ophthalmology. 2001:85;0-5.


                                                       Page 22 of 28 Total Pages

[NOVARTIS GRAPHIC OMITTED]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com


            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

New Data on Novartis agent Zometa(R) For Treatment of Life-Threatening Cancer Complications Presented at Major Medical Meeting

Zometa Demonstrates Positive Impact on Prostate Cancer-Related Bone Complications That Affect More Than 65% of Men With Prostate Cancer

Basel, 5 June 2001 - Men with prostate cancer who are treated with the Novartis Oncology agent Zometa(R) (zoledronic acid for injection) experience significantly fewer skeletal-related events (SREs) associated with bone metastases than those treated with a placebo, according to new data presented today at the Society of Urologic Oncology meeting. This meeting is being held in conjunction with the 96th Annual Meeting of the American Urological Association. Participants taking Zometa also experienced a significant delay in the time to onset of the first SRE, as compared to those in the placebo group. In addition, Zometa offers the convenience of a 15-minute infusion time.

This marks the first time any bisphosphonate has demonstrated efficacy in treating the bone metastases associated with prostate cancer in a well-controlled clinical trial. Up to now, bisphosphonates have been most effective in tumors where bone destruction is caused primarily by overstimulation of osteoclasts, which abnormally accelerate the breakdown of bone. In prostate cancer, bone destruction is caused primarily by osteoblasts, which overstimulate the formation of bone, leading to a poor bone infrastructure. The result is fractures, the need for radiation and other SREs. In healthy individuals, bones are continually remodeling in a balanced process. Cells called osteoclasts stimulate the breakdown of bone, while cells called osteoblasts stimulate bone formation.

"More than 250 000 patients worldwide suffer from the debilitating and potentially life-threatening bone complications of metastatic prostate cancer," said principal study investigator Fred Saad, MD, Associate Professor of Urology and Director of Urologic Oncology at the Montreal Cancer Institute, University of Montreal. "Zometa represents a significant treatment advance, both in terms of its effectiveness and its potential to improve the quality of life of these patients."


                                                       Page 23 of 28 Total Pages

Study Details
In this randomized, double blind, placebo-controlled study of 422 prostate cancer patients with a history of metastatic bone disease, the treatment group received a 15-minute infusion of Zometa 4 mg every three weeks for a period of 15 months. By month 15, 33% of those taking Zometa had experienced an SRE, compared with 44% of patients taking placebo (p=0.021). Zometa significantly delayed the time to first SRE. The median time to first SRE was 321 days for the placebo group; the Zometa group has not yet reached a median time to first SRE (p=0.011).

SREs included pathological fractures, spinal cord compression/vertebral collapse, radiation for pain relief, radiation to treat or prevent pathologic fractures or spinal cord compression/collapse. These results are part of the largest set of clinical trials ever to evaluate the efficacy and tolerability of bisphosphonates in the treatment of bone metastases associated with various types of cancer.

"Complications of bone metastases are a primary cause of death and morbidity among patients with prostate cancer. These new clinical trial results suggest that Zometa is both effective and well-tolerated in prostate cancer, and may soon offer a treatment option that has not existed before," said David Parkinson, MD, Vice President, Clinical Research and Development, Novartis Oncology. "In addition, the body of clinical data continues to grow, demonstrating the effectiveness of Zometa across a broad range of other cancers in addition to prostate cancer."

In this study, Zometa was generally well tolerated. The most common adverse effects reported were bone pain, nausea, constipation, fatigue, anemia, muscle pain, vomiting, weakness, anorexia and fever.

About Prostate Cancer And Bone Metastases
In the U.S. alone, an estimated 180 400 new cases of prostate cancer were reported in 2000, and an estimated 31 900 men died of the disease, making it the second leading cause of cancer death in men. Research indicates bone metastases occur in 65 to 75% of all prostate cancer patients and often bone is the only site of metastases. Some studies have shown that complications of bone metastases are the primary cause of death among patients with prostate cancer; therefore, treating the bone metastases may successfully improve clinical outcome and quality of life.

Current therapeutic options for complications of bone metastases include hormonal therapy, surgery, radiotherapy, chemotherapy and analgesics for pain management. Submissions to health authorities globally for the bone metastases indication for Zometa are planned for the third quarter this year. These data will be submitted for publication in peer reviewed medical journals.

About Zometa
To date, Novartis has received marketing clearances for Zometa for the treatment of hypercalcaemia of malignancy (also called tumor-induced hypercalcaemia) in the European Union (EU) and more than 20 other countries, including Switzerland, Brazil, Canada, Australia and New Zealand. In the United States, Zometa is currently under review by the Food and Drug Administration (FDA) for this indication.


                                                       Page 24 of 28 Total Pages

This release contains certain "forward-looking statements", relating to the Company's business, which can be identified by the use of forward-looking terminology such as "show", "significant", "soon", "support", "new data", "first time", "up to now", "potential", "may soon offer", and "results in clinical trials" or similar expressions, or by discussions of strategy, plans or intentions. Such statements include descriptions of Zometa, a new product expected to be introduced by the Company and anticipated customer demand for such products. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of these are uncertainties relating to unexpected regulatory delays, government regulation or competition in general, as well as factors discussed in the Company's Form 20F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

About Novartis
Novartis Oncology is a business unit within Novartis AG (NYSE: NVS), a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD 17.2 billion) and a net income of CHF
6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69 000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #


                                                       Page 25 of 28 Total Pages

[NOVARTIS GRAPHIC OMITTED]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com


            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

Long-term redevelopment of Novartis' St. Johann site

Basel, 1 June 2001 - Novartis today announced that initial work on the redevelopment of the company's St. Johann site is to begin in the next few months. The site, which is Novartis' corporate headquarters, is to become more attractive, with modernized infrastructure and more green spaces, and is to be transformed from a production center into a knowledge site, where the primary emphasis is on research activities and international corporate functions.

Novartis has commissioned Professor Vittorio Magnago Lampugnani, an internationally renowned architect and Head of the Department of Architecture at the Swiss Federal Institute of Technology (ETH) in Zurich, for the overall planning of the St. Johann site. Work on drafts was started at the beginning of the year, and an outline has now been completed. In his outline, Professor Lampugnani has developed the idea of a "campus of knowledge". Accordingly, new buildings, roads, and green spaces will be laid out to suit the needs of Novartis associates and also create meeting-places.

Daniel Vasella, Chairman and CEO of Novartis AG commented: "Research now accounts for a greater proportion of Novartis' activities in Basel, while production is increasingly being moved to out-of-town locations. We would like these changes to be reflected in the design of our site, and this project should create a congenial and attractive workplace with the character of a campus; it is to be an inviting place for our associates and one that fittingly represents our company."

Barbara Schneider, Head of the Cantonal Government and of the Construction Department, said: "The Government of Basel-Stadt welcomes the long-term conversion and expansion of Novartis' headquarters at St. Johann into a `center of knowledge' and is prepared to contribute to the development of the surrounding area, thereby enhancing the attractiveness of the St. Johann neighborhood as an important element of this urban redevelopment program. The projects planned by Novartis and work on the `Nord-Tangente' expressway, scheduled for completion in the next few years, can be simultaneously coordinated and harmonized by the cantonal authorities."

The Novartis projects are conceived of as a long-term undertaking, involving not only architectural and landscaping, but also functional and traffic-planning aspects. A number of


                                                       Page 26 of 28 Total Pages
changes will be implemented over the next few years. As a first step, the precincts of the company's headquarters will be redesigned; plans have been prepared by the landscaping expert Peter Walker. Within the St. Johann site, a number of roadways will also be turned into green spaces. A new urgently required office building will be constructed, and the main entrance to Novartis will be moved.

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69 000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #



                                                       Page 27 of 28 Total Pages

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          Novartis AG


Date:    July 6, 2001                     By:  /s/ Raymund Breu
                                             -----------------------------------
                                             Name:   Raymund Breu
                                             Title:  Chief Financial Officer


                                                       Page 28 of 28 Total Pages